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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68947

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Metronome Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W. Madison, Suite 2040
_____
                              (No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Rosenkranz	(312) 239 -1612	jrosenkranz@metronomepartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
_____
     (Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jeff A. Rosenkranz__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Metronome Securities, LLC__, as of __December 31__, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Jeff A. Rosen_

Title: __Managing Partner__

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Metronome Securities, LLC

Financial Statement
As of December 31, 2025
With Report of Independent Registered Public
Accounting Firm



Contents

Report of Independent Registered Public Accounting Firm

Financial Statement

   Statement of Financial Condition

Notes to Financial Statement



Metronome Securities, LLC

Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	837,107
Total assets	$	837,107
Liabilities and Members' Equity		
Liabilities		
Due to related party	$	514,716
Total Liabilities		514,716
Members' equity	$	322,391
Total Liabilities and Members' Equity	$	837,107

The accompanying notes are an integral part of this financial statement.



Metronome Securities, LLC

Notes to Financial Statement
December 31, 2025

Note 1. Nature of Business and Summary of Significant Accounting Policies

Metronome Securities, LLC (the "Company") began operations on July 13, 2011 and is a registered securities broker and dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") since April 25, 2012 operating in the United States of America. The Company was organized to sell securities and shall have a perpetual existence, unless otherwise terminated as provided in the Operating Agreement. The Company has a single class of members. As a limited liability company, the members' liability is limited to their investment.

A summary of the Company's significant accounting policies follows:

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Cash: The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits. Management does not believe the Company is exposed to any significant credit risk from balances in excess of federally insured limits.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

The Company recognizes investment banking revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified by the Company.

Income taxes: The Company has elected under the Internal Revenue Code to be taxed as a partnership. As such, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Company's net income or loss is allocated among the members in accordance with the Operating Agreement.



Metronome Securities, LLC

Notes to Financial Statement
December 31, 2025

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued):

Under provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2. Related-Party Transactions

The Company has an expense sharing agreement with Metronome Partners, LLC ("Metronome Partners"), a sister company, whereby Metronome Partners has agreed to pay all overhead and operating expenses of the Company, other than certain specifically identifiable expenses of the Company, including but not limited to regulatory expenses and professional fees. Metronome Partners is entitled to make a claim for the Company's proportionate share of office space, personnel costs, and other expenses incurred on behalf of the Company. The expense sharing agreement includes a management fee assessed by Metronome Partners to the Company in the amount of 50% of all gross revenues generated by the Company. For the year ended December 31, 2025, the amount expensed by the Company under the expense sharing agreement was approximately $3,478,794, which included approximately $1,688,223 in management fees. The Company typically remits payment to Metronome Partners on a monthly basis. The balance due to related party within the accompanying statement of financial condition arose from this agreement.

The ongoing operation of the Company is economically dependent on its ability to enter into contracts referred to it by Metronome Partners.

Financial position and results of operations could have differed from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. On December 31, 2025, the Company had net capital of $322,391 which was $288,077 in excess of its required minimum net capital of $34,314. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1.00.

Note 4. Subsequent Events

Management has evaluated all subsequent events through the date the financial statements were issued.



Note 5.   Retirement Plan

The Company was a participating employer in a cash balance retirement plan that was terminated during 2025. All benefits that had accrued under the plan as of the termination date were fully vested and non-forfeitable. The assets of the plan were distributed during 2025 in accordance with the provisions of the plan as originally adopted.

The Company is separately a participating employer in a 401K plan that covers certain personnel of the sister company, Metronome Partners, whose compensation is partially allocated to the Company as described in Note 2. The Company and Metronome Partners are both participating employers in the plan. The plan is considered to be held jointly by the Company and Metronome Partners, thus half of all employer contributions are recorded by the Company. There were no employer contributions expensed by the Company related to the 401K plan for 2025.

Note 6.   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress on December 31, 2025.

Note 7.   Segment Reporting

The Company has one reportable segment: investment banking. The Company has identified its chief financial officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Metronome Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metronome Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

February 27, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC